INFINITY CROSS BORDER ACQUISITION CORPORATION ORDINARY SHARES AND WARRANTS TO COMMENCE TRADING SEPARATELY

ON SEPTEMBER 20, 2012

NEW YORK, NEW YORK, September 14, 2012 – Infinity Cross Border Acquisition Corporation (NASDAQ: INXBU) (the “Company”), announced today that EarlyBird Capital, Inc., the representative of the underwriters of its initial public offering of units, which was consummated on July 25, 2012, has notified the Company that commencing September 20, 2012, the holders of the Company’s units may elect to separately trade the ordinary shares and warrants underlying the units. Those units not separated will continue to trade on the Nasdaq Capital Market under the symbol “INXBU” and each of the underlying ordinary shares and warrants will trade under the symbols “INXB” and “INXBW”, respectively.

The Company’s sponsors have previously committed to purchase up to 40% of the Company’s public warrants at $0.40 per public warrant (exclusive of commissions) commencing on the date the public warrants commenced separate trading and terminating on the earlier of the announcement by the Company of a business combination or until the maximum number of warrants have been purchased. Accordingly, holders of the Company’s public warrants will now be free to sell their warrants to the Company’s sponsors pursuant to this 10b5-1 trading plan in accordance with its terms. A complete description of the terms of the 10b5-1 trading plan are set forth in the Company’s final prospectus relating to the initial public offering.

A registration statement relating to the units and the underlying securities was declared effective by the Securities and Exchange Commission on July 19, 2012. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A copy of the final prospectus relating to the offering can be obtained from the Securities and Exchange Commission at http://www.sec.gov/Archives/edgar/data/1518205/000114420412040297/v319060_424b4.htm and can be obtained from EarlyBirdCapital, Inc., located at 275 Madison Avenue, New York, NY 10016.

About Infinity Cross Border Acquisition Corporation

Infinity Cross Border Acquisition Corporation is a recently organized blank check company, incorporated as a British Virgin Islands business company with limited liability, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities.

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Company Contact:

Marjie Hadad

Media Liaison

011-972-54-536-5220

marjie.hadad@infinity-equity.com